Exhibit 99.1

TD Bank Group Announces Changes to Senior Executive Team

Effective September 1, 2021:

•	Bob Dorrance to retire as President and CEO of TD Securities; will remain Chairman of TD Securities
•	Riaz Ahmed to become President and CEO of TD Securities
•	Kelvin Tran - Executive Vice President, Enterprise Finance - to become Chief Financial Officer, TD Bank Group and join Senior Executive Team
•	Barbara Hooper - Executive Vice President, Corporate Development, Treasury and Strategic Sourcing - to join Senior Executive Team
•	Moti Jungreis and Robbie Pryde to become Executive Vice-Chairs, TD Securities

TORONTO, June 24, 2021 - TD Bank Group (TD) (TSX and NYSE: TD) today announced the following executive changes, effective September 1, 2021.

Bob Dorrance to retire; will remain Chairman of TD Securities

After a storied 40-plus-year career, Bob Dorrance, Chairman, CEO and President of TD Securities will retire from the positions of CEO and President on September 1, 2021. He will remain Chairman of TD Securities and will also serve as Special Advisor to Bharat Masrani, Group President and CEO, TD Bank Group.

"Bob is an exceptional leader, whose insight and counsel are sought by CEOs, Boards and market participants around the world. Over the past two decades, he has been a key architect of TD Securities' growth, introducing new innovations and advancing a globally competitive client-centric strategy. He has also mentored an entire generation of capital markets and banking professionals and built a globally recognized leadership team," said Masrani. "I am very pleased that Bob has agreed to stay on as Chairman of TD Securities, where he will continue to provide his expertise and advice to the dealer, the Bank and the TD leadership team."

As head of TD Securities since 2005, Dorrance helped build a leading dealer with a global footprint. He shepherded TD Securities through the global financial crisis in 2008-2009, developed and acquired new capabilities and grew the business in key markets. Over the past fifteen months, Dorrance led the dealer through a time of global disruption and helped the team and TD Securities' clients navigate uncharted territory.

"The team at TD Securities is second to none, with capable leaders and a long history of delivering for our clients. It has been my privilege to work side by side with some of the best talent in our industry," said Dorrance. "I look forward to supporting Riaz and the team as they write the next chapter of TD Securities' story. I want to thank my colleagues, the clients we've served, and everyone I've been fortunate to work with throughout my career and wish them all continued success."

Riaz Ahmed to become President and CEO, TD Securities

Riaz Ahmed, Group Head and Chief Financial Officer of TD Bank Group, will become Group Head, Wholesale Banking and President and CEO of TD Securities, reporting to Masrani.

"Over the past 25 years, Riaz has been a key contributor to TD's success, helping build the Bank, lead key businesses and drive profitable growth," said Masrani. "Technological progress and new market dynamics continue to transform the securities industry, and I am confident that Riaz and the TD Securities team will continue to build on our competitive advantages, serve our clients and chart future growth."

A member of the Bank's Senior Executive Team since 2009, Ahmed has played an integral role in TD's emergence as a top ten North American bank. He helped shape TD's entry and growth in the U.S. market, overseeing the transformative acquisition of several banks and asset portfolios, and led TD's Insurance and Credit Card businesses, expanding their scale and capabilities organically and through strategic partnerships. As CFO since 2016, he has helped strengthen the Bank's financial performance and, most recently, worked with leaders throughout the Bank to help guide TD through the COVID-19 pandemic.

"Bob and the TD Securities team have built a top dealer that is globally competitive, with strong client relationships and industry-recognized capabilities," said Ahmed. "I look forward to working with the talented team of leaders and professionals at TD Securities to build on this success and continue to drive growth in an increasingly complex and changing environment."

Moti Jungreis, Vice-Chair and Head of Global Markets, and Robbie Pryde, Vice-Chair and Head of Corporate and Investment Banking, will both become Executive Vice-Chairs of TD Securities, reporting to Ahmed.

Finance Appointments - Kelvin Tran and Barbara Hooper

Kelvin Tran, Executive Vice President, Enterprise Finance, will become CFO of TD Bank Group and join the Bank's Senior Executive Team, reporting to Masrani.

Tran has been with TD for more than 20 years. He has served as CFO of TD Bank, America's Most Convenient Bank®, TD Bank Group Chief Auditor and Chief Accountant, CFO of TD Securities, and SVP of Treasury and Balance Sheet Management. He is also a strong voice for inclusion, working to advance the Bank's diversity and inclusion journey and make a positive impact in the communities we serve. Tran has been a key contributor to TD's financial performance and will benefit from a strong team of Finance leaders in his new role.

Barbara Hooper, Executive Vice President, Treasury, Corporate Development and Strategic Sourcing, will also join the Senior Executive Team, reporting to Masrani.

Over her more than 25 years at TD, Hooper has held positions of increasing responsibility. She has been Treasurer of TD Bank Group since 2015, led important acquisitions and global corporate development strategies that directly contributed to TD's success, and spent over a decade in client-facing roles within TD Securities. In recognition of her achievements, Hooper was named one of Canada's Top 100 Most Powerful Women by the Women's Executive Network in 2018.

"I have worked closely with these leaders for many years. I have enormous confidence in their leadership and in the important contributions they will continue to make to our future," concluded Masrani.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by assets and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.7 trillion in assets on April 30, 2021. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Gillian Manning, Head of Investor Relations, 416-308-6014; Meghan Thomas, Associate Vice President, Media Relations, 416-274-9785